Exhibit 18

CNF Inc.

Portland, Oregon 97201

January 26, 2004

Ladies and Gentlemen:

We have audited the consolidated balance sheets of CNF Inc. (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity, cash flows and comprehensive income for each of the years in the two year period ended December 31, 2003, and have reported thereon under date of January 26, 2004. The aforementioned consolidated financial statements and our audit report thereon are included in the Company’s annual report on Form 10-K for the year ended December 31, 2003. As stated in Note 12 to those financial statements, the Company changed the measurement date for its pension plan from December 31 to November 30. Management believes that the newly adopted accounting principle is preferable in the circumstances because it improves the Company’s control procedures in regard to reviewing the completeness and accuracy of the actuarial calculations. The Company has stated that the new measurement date will allow the Company adequate time to review its pension plan calculations prior to future Securities and Exchange Commission accelerated filing requirements. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ KPMG LLP
KPMG LLP